UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Jack Weingart
Chief Executive Officer
TPG Private Equity Opportunities, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Re: TPG Private Equity Opportunities, L.P.
Registration Statement on Form 10-12G
Filed December 30, 2024
File No. 000-56717

Dear Jack Weingart:

We have reviewed your filing and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

General

1. We note that the Registration Statement indicates that "if the General Partner were to structure the Fund's holdings and business operations in such a manner that in the future it does not meet the definition of an 'investment company' set out in Section 3(a)(1) of the 1940 Act, it is expected that the Fund's assets would primarily consist of majority-controlled portfolio companies or general partner or co-general partner interests in joint ventures (that in turn hold majority or primary control of portfolio companies). It is expected these joint ventures would generally be alongside other TPG funds and in cases where the Fund is a co-general partner of the joint venture an other TPG fund may be the other co-general partner. In such cases the relative economic interests of the co-general partners are expected to vary from joint venture to joint venture and such other TPG fund may have certain governance rights that do not correspond with their economic interests on a pro rata basis."
   - Please clarify whether restructuring around majority-controlled portfolio companies and/or joint ventures would the *means* by which the General Partner would cause the Fund to no longer be an investment company under Section 3(a)(1). If not, please discuss and describe the restructuring of holdings and

business operations contemplated by this disclosure.

- Please discuss supplementally the Fund's plans, if any, to seek direct or indirect investment by non-Qualified Purchasers in the future.
- Please discuss supplementally the nature of the anticipated joint ventures, including the structure of any such joint ventures, the nature of the co-participants, and the manner of the Fund's participation. Please also discuss whether the Fund's interests in such joint ventures are (or will be) investment securities in the hands of the Fund for purposes of Section 3(a)(2) of the Investment Company Act. This discussion should address what it means to be "majority-owned" for purposes of Section 3(a)(2) and how your use of the term "majority-controlled" relates to that provision.
- Notwithstanding Section 3(c)(7), please explain supplementally whether the Registrant, any Fund entity, or any future controlled subsidiary/joint venture would be considered an "investment company" under Section 3(a)(1)(A) of the 1940 Act.
- Notwithstanding section 3(c)(7), please explain supplementally whether the Registrant, any Fund entity, or any future controlled subsidiary/joint venture would be considered an "investment company" under Section 3(a)(1)(C) of the 1940 Act.

2. Please explain supplementally the exemption or exclusion from the definition of "investment company" for each of the "Feeder TE" and "Aggregator" entities. In addition, please explain supplementally what exemption or exclusion from the definition of "investment company" each of the "Feeder TE" and "Aggregator" entities will pursue in the event that the "General Partner were to structure the Fund's holdings and business operations in such a manner that in the future it does not meet the definition of an 'investment company' set out in Section 3(a)(1) of the 1940 Act" as contemplated in the Registration Statement.

3. Please explain supplementally the nature of the different kinds of anticipated investors (i.e., the U.S. tax-exempt, U.S. taxable, and non-U.S. investors) and explain the basis for their investing at different levels of the organizational chart. Please also explain the relative costs for and fees incurred by the different types of investors at different levels of the organizational chart.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amit Pande at 202-551-3423 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance